FOR IMMEDIATE RELEASE

Chicago, Illinois -- October 19, 1994 -- Joslyn Corporation today reported 1994 third quarter net sales of $55,803,000 and a net loss of $17,000,000 or $2.39 per share, after taking a special charge of $35.0 million ($21.0 million after tax or $2.95 per share) for increased environmental reserves. Without the special charge, Joslyn's 1994 third quarter operations would have resulted in net income of $4,000,000 or $0.56 per share. Net sales for the third quarter of 1993 were $53,689,000 and net income for such quarter was $3,832,000 or $0.54 per share. Income before taxes and the environmental charge of $6,100,000 for the third quarter of 1994 is 9.3% higher than in the third quarter of 1993.

For the nine months ended September 30, 1994, net sales were $164,194,000 and the net loss was $9,898,000 or $1.39 per share. For the nine months ended September 30, 1993, net sales were $167,230,000 and net income was $11,690,000 or $1.65 per share.


                           QUARTER                   NINE MONTHS
                     ENDED SEPTEMBER 30          ENDED SEPTEMBER 30
                     1994          1993          1994          1993

Net Sales        $ 55,803,000  $ 53,689,000  $164,194,000  $167,230,000

Income before
Taxes and
Environmental
Charge           $  6,100,000  $  5,582,000  $ 17,002,000  $ 18,190,000

Environmental
Charge           $ 35,000,000  $     --      $ 35,000,000  $     --

Income (Loss)
before Taxes     $(28,900,000) $  5,582,000  $(17,998,000) $ 18,190,000

Income Taxes
(Credit)         $(11,900,000) $  1,750,000  $ (8,100,000) $  6,500,000

Net Income (Loss)$(17,000,000) $  3,832,000  $ (9,898,000) $ 11,690,000

Net Income (Loss)
Per Share              $(2.39)        $0.54        $(1.39)        $1.65

Average Number of
Shares Outstanding  7,130,000     7,086,000     7,116,000     7,081,000






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Special Charge for Increased Environmental Reserves

As previously disclosed, the 1994 third quarter special charge relates principally to the clean-up of a former wood treating site located at Panama, Oklahoma. Joslyn was first notified by the U.S. Environmental Protection Agency (USEPA) that it is a potentially responsible party
(PRP) at the Oklahoma site on July 27, 1994. Joslyn sold the site in 1955, after operating it for 16 years. Although one prior and three subsequent owners have operated a wood treating facility at the site, it initially appears that Joslyn may be the only significant financially viable PRP and Joslyn's insurance coverage during such period may be minimal. Joslyn believes that 10% to 20% of the remediation costs will be expended over the next couple of years at the Oklahoma site and that most of the remediation will take place during a period five to ten years from now.

Determining Joslyn's ultimate cost associated with remediating former wood treating sites is subject to many variables, including the availability of economical remediation technologies, the volume of contaminated soil, contributions from other PRPs, insurance recoveries and changes in applicable laws and regulations. Joslyn's investigation of the Oklahoma site is still in the preliminary stages. Most of the special charge reflects an estimate prepared by Joslyn's environmental consultants of the costs for environmental response at the Oklahoma site, based on the limited data about the Oklahoma site that is currently available, Joslyn's experience with nearly completed clean-ups and recent actions by USEPA at other sites. This estimate assumes that Joslyn will be allowed to apply the remediation technologies at the Oklahoma site that it has applied elsewhere. Certain of such technologies are among the least expensive of various alternatives. The balance of the special charge reflects estimates of Joslyn's exposure at certain other locations, as to which very little information is available, that are not currently known to be under investigation by environmental agencies. Accordingly, there can be no assurance that Joslyn's estimates of its environmental liabilities will not change. For instance, if technologies other than those assumed to be available are utilized at the Oklahoma site or if the volume of contaminated soil at that site is significantly greater than that suggested by preliminary data, remediation costs could more than double.

In addition to the $35 million charge taken in the 1994 third quarter, Joslyn currently has approximately a net $14 million reserve remaining (after expenditures and recoveries, including $5.8 million received in the 1994 third quarter from insurance and other sources) from a $30 million charge in 1987 for estimated remediation costs for known sites then under investigation by environmental agencies. None of the 1987 charge relates to the sites covered by the 1994 third quarter special charge.


Regular Quarterly Dividend

At a meeting today, the Board of Directors of Joslyn Corporation declared the regular quarterly dividend of thirty cents ($.30) per




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share, payable January 3, 1995, to shareholders of record December 16,
1994.

Joslyn Corporation, now in its 92nd year, provides diversified products and services primarily to the electric utility, telecommunications, defense and industrial markets. Joslyn also manufactures equipment for the following industries: aerospace, building construction and petrochemical. It has approximately 2,000 employees and operates facilities in the United States and Canada. Joslyn has declared 315 dividends and 226 consecutive dividends on its common stock. Shares are traded over the counter. Joslyn stock is listed on the NASDAQ National Market System. NASDAQ symbol is JOSL.

Media contact at Joslyn:  William J. Rotenberry  312-454-2900








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